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      As filed with the Securities and Exchange Commission on May 16, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934

                               TRENWICK GROUP LTD.
                       (Name of Subject Company -- Issuer)

                               TRENWICK GROUP LTD.
                       (Name of Filing Person -- Offeror)

 OPTIONS TO PURCHASE COMMON SHARES, PAR VALUE $.10 PER SHARE, ISSUED UNDER THE TRENWICK GROUP INC. 1989 STOCK PLAN, THE TRENWICK GROUP INC. 1993 STOCK OPTION
  PLAN, THE CHARTWELL RE CORPORATION 1993 STOCK OPTION PLAN, THE CHARTWELL RE
   CORPORATION 1997 OMNIBUS STOCK INCENTIVE PLAN AND THE LASALLE RE HOLDINGS
                     LIMITED 1996 LONG-TERM INCENTIVE PLAN

                         (Title of Class of Securities)

                                 JOHN V. DEL COL
                               ASSISTANT SECRETARY
                               TRENWICK GROUP LTD.
                              CONTINENTAL BUILDING
                                25 CHURCH STREET
                             HAMILTON HM 12, BERMUDA
                             TELEPHONE: 441-292-4985
                             FACSIMILE: 441-292-2656

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   A COPY TO:
                                JAMES R. CAMERON
                                BAKER & MCKENZIE
                                 805 THIRD AVE.
                            NEW YORK, NEW YORK 10022
                             TELEPHONE: 212-891-3930
                             FACSIMILE: 212-891-3835

                            CALCULATION OF FILING FEE

----------------------                                 ---------------------
Transaction Valuation*                                 Amount of Filing Fee*
----------------------                                 ---------------------
     $3,814,766                                               $762.95

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 1,561,644 Trenwick Group Ltd. common shares having an aggregate value of $3,814,766 as of May 14, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                     Filing Party:
                           -----------                        ------------------
Form or Registration No.                    Date Filed:
                           -----------                        ------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 1. Summary Term Sheet.

      The information set forth on pages 1 to 3 in the Trenwick Group Ltd. Stock Option Exchange Program Tender Offer Statement ("Offer to Exchange"), filed with this Schedule TO as Exhibit 99.2, is incorporated herein by reference.

ITEM 2. Subject Company Information

      (a) The issuer, Trenwick Group Ltd. ("Trenwick"), is a Bermuda corporation with its principal executive offices located at Continental Building, 25 Church Street, Hamilton HM 12, Bermuda. The telephone number of the executive office is 441-292-4985. The information set forth in the Offer to Exchange under the headings "The Offer: 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Shares" and "Schedule A - Information Concerning the Directors and Executive Officers of Trenwick" is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to Eligible Employees of Trenwick and Participating Subsidiaries to exchange Current Options to purchase Trenwick common shares, par value $.10 per share, issued under the Trenwick Group Inc. 1989 Stock Plan, the Trenwick Group Inc. 1993 Stock Option Plan, the Chartwell Re Corporation 1993 Stock Option Plan, the Chartwell Re Corporation 1997 Omnibus Stock Incentive Plan and the LaSalle Re Holdings Limited 1996 Long-Term Incentive Plan for New Options to purchase common shares to be granted under those plans to individuals who are then active employees of Trenwick or Participating Subsidiaries, upon the terms and subject to the conditions set forth in the Option to Exchange, and the Election Package filed with this Schedule TO as an Exhibit 99.3, which together, as they may be amended from time to time, are referred to as the "Offer." As of May 14, 2002, options to purchase approximately

2,874,603 Trenwick common shares were outstanding, of which approximately 1,561,644 were held by Eligible Employees (as defined below). The approximate maximum number of Trenwick common shares which may be acquired under New Options is 671,896 shares. The New Options will be issued on the later of December 16, 2002 or the date which is at least six months and one day after the Current Options tendered pursuant to the Offer are cancelled.

      (c) Trenwick common shares are traded on the New York Stock Exchange. The information set forth in the Offer to Exchange under the heading "The Offer: 8. Price Range of Common Shares Underlying the Current Options" is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

      The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

      (a) The terms of the Offer are set forth in the Offer to Exchange under the headings "Summary of Terms," "The Offer: 1. Eligible Employees," "The Offer:
2. Number of Options; Expiration Date," "The Offer: 4. Procedures for Participating in the Offer to Exchange," "The Offer: 5. Withdrawal Rights," "The
Offer: 6. Acceptance of Current Options for Exchange and Issuance of New Options," "The Offer: 7. Conditions of the Offer," "The Offer: 9. Source and Amount of Consideration; Terms of New Options," "The Offer: 12. Status of Current Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "The Offer: 14. Material U.S. Federal Income Tax Consequences," "The
Offer: 15. Material Tax Consequences for Employees who are Residents in the United Kingdom," and "The Offer: 16. Extension of Offer; Termination; Amendment" which are incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under the heading "The Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning Current Options and Our Common Shares" and "Schedule A - Information Concerning the Directors and Executive Officers of Trenwick" is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

      The information set forth in the Offer to Exchange under the heading "The
Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning Current Options and Our Common Shares" is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

      (a) The purposes of the Offer are set forth in the Offer to Exchange under the headings "Summary of Terms" and "The Offer: 3. Purpose of the Offer."

      (b) The Current Options tendered and accepted under the Offer will be cancelled. The information set forth in the Offer to Exchange under the headings "The Offer: 6. Acceptance of Current Options for Exchange and Issuance of New Options" and "The Offer: 9. Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

      (c) Not applicable.

ITEM 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Offer to Exchange under the heading "The Offer: 9. Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under the heading "The Offer: 7. Conditions of the Offer" is incorporated herein by reference.

      (d) Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

      The information set forth in the Offer to Exchange under the heading "The
Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning Current Options and Our Common Shares" is incorporated herein by reference.

ITEM 9. Persons Assets, Retained, Employed, Compensated or Used.

      The information set forth in the Offer to Exchange under the heading "The
Offer: 17. Fees and Expenses" is incorporated herein by reference.

ITEM 10. Financial Statements.

      The information set forth in the Offer to Exchange under the headings "The
Offer: 18. Additional Information" and "The Offer: 19. Summary Financial Information" is incorporated herein by reference.

ITEM 11. Additional Information.

      (a) The information set forth in the Offer to Exchange under the heading "The Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning Current Options and Our Common Shares" is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange in the summary term sheet on pages 1 to 4 and under the headings "Summary of Terms," "Certain Risks of Participating in the Offer," "The Offer: 3. Purpose of the Offer," "The
Offer: 13. Legal Matters; Regulatory Approvals," "The Offer: 18. Additional Information," "The Offer: 19. Summary Financial Information" and "The Offer: 21. Miscellaneous" is incorporated herein by reference.

ITEM 12. Exhibits.

EXHIBIT

NUMBER           DESCRIPTION
-------------    --------------------------------------------------------------------
99.2             Trenwick Group Ltd. Stock Option Exchange Program
                 Tender Offer Statement, dated May 16, 2002.

99.3             Election Package with Election Information, Election
                 Instructions and Election Form.

99.4             Change Package with Change of Election Information,
                 Change Instructions and Change Form.

99.5             Form of Personal Statement for each eligible employee.

99.6             Press Release, dated May 16, 2002 announcing the
                 approval of the Stock Option Exchange Program at the Annual General
                 Meeting of Shareholders.

99.7             Trenwick Group Ltd. Annual Report on Form 10-K for the year ended December 31, 2001 and filed with the Securities and
                 Exchange Commission ("SEC") on March 21, 2001 (File No. 001-16089).

99.8 Trenwick Group Ltd. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and filed with the SEC on May 15, 2001 (File No. 001-16089).

ITEM 13. Information Required by Schedule 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2002

                               TRENWICK GROUP LTD.


                               By:  /s/ John V. Del Col
                                    --------------------------------------
                               Name: John V. Del Col
                               Title: Assistant Secretary